File No. 70-10223

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                               Amendment No. 2 to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

     GEORGIA POWER COMPANY                         GULF POWER COMPANY
241 Ralph McGill Boulevard, N.E.                    One Energy Place
     Atlanta, Georgia 30308                     Pensacola, Florida 32520

   MISSISSIPPI POWER COMPANY              SAVANNAH ELECTRIC AND POWER COMPANY
        2992 West Beach                           600 Bay Street East
  Gulfport, Mississippi 39501                   Savannah, Georgia 31401

                      SOUTHERN COMPANY FUNDING CORPORATION
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

               Janice G. Wolfe                        Susan D. Ritenour
Corporate Secretary and Assistant Comptroller      Secretary and Treasurer
            Georgia Power Company                     Gulf Power Company
       241 Ralph McGill Boulevard, N.E.              500 Bayfront Parkway
            Atlanta, Georgia 30308                 Pensacola, Florida 32520

               Vicki L. Pierce                      Nancy E. Frankenhauser
 Corporate Secretary and Assistant Treasurer Comptroller and Corporate Secretary
          Mississippi Power Company          Savannah Electric and Power Company
               2992 West Beach                       600 Bay Street East
         Gulfport, Mississippi 39501               Savannah, Georgia 31401

                                 Samuel H. Dabbs
                               Corporate Secretary
                      Southern Company Funding Corporation
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

         Thomas A. Fanning                             John D. McLanahan
Executive Vice President, Treasurer                   Troutman Sanders LLP
    and Chief Financial Officer                    600 Peachtree Street, N.E.
        The Southern Company                               Suite 5200
     270 Peachtree Street, N.W.                   Atlanta, Georgia 30308-2216
       Atlanta, Georgia 30303



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                              INFORMATION REQUIRED

The Application pending in the foregoing file is amended and restated in its entirety as follows:

Item 1.       Description of Proposed Transactions.

              The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") are wholly-owned subsidiaries of Southern. Alabama and Georgia each owns 50% of the outstanding common stock of Southern Electric Generating Company ("SEGCO"), and Alabama and Georgia are each entitled to one-half of SEGCO's capacity and energy. Alabama, Georgia, Gulf, Mississippi, Savannah and SEGCO are sometimes referred to herein individually as an "Operating Company" and collectively as the "Operating Companies."

              Southern has organized and owns all of the outstanding capital stock of Southern Company Funding Corporation ("Funding") which issues its commercial paper at the request and for the benefit of the Operating Companies as described herein. It is proposed that Funding may issue and sell such commercial paper to or through dealers from time to time prior to June 30, 2007 in an aggregate principal amount at any one time outstanding of not to exceed $8.4 billion (including up to $3.2 billion for Georgia, $600 million for Gulf, $500 million for Mississippi and $120 million for Savannah, with the remainder for Alabama and SEGCO). Such commercial paper will be in the form of promissory notes with varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and the anticipated cash flows of the respective Operating Companies, including

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the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity.

              The commercial paper will be sold by Funding directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or the equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality with the same maturity sold by issuers thereof to commercial paper dealers.

              No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8th of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8th of 1% per annum less than the prevailing interest rate to Funding or at an equivalent cost if sold on an interest-bearing basis.

              Funding has entered into financial services agreements with each Operating Company pursuant to which Funding has agreed to use its reasonable best efforts to issue commercial paper in amounts and at times as requested by such Operating Company. Each of Georgia, Gulf, Mississippi and Savannah proposes to borrow the cash proceeds of each issuance it requests. Each Operating Company's requested borrowing will be evidenced on a "grid" promissory note from such Operating Company to Funding, on which each such borrowing will be reflected until repaid. The terms of each such borrowing will be identical to those of the related commercial paper issued for its benefit.

              Pursuant to an order of the Commission, Funding has authority to issue commercial paper at the request and for the benefit of the Operating Companies in an amount not to exceed $3.5 billion outstanding at any time prior to June 30, 2004 as set forth in Commission File No. 70-9631 (HCAR No. 35-27273, dated November 8, 2000). The authorization sought in this file would supersede


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and replace the authorization in File No. 70-9631 effective immediately upon the date of the Commission's order in connection with this application.

              Pursuant to orders of the Commission, Georgia, Gulf, Mississippi and Savannah have authority to effect short-term and term loan borrowings in amounts not to exceed $3.2 billion, $600 million, $500 million and $120 million, respectively, prior to March 31, 2006 for Georgia, Mississippi and Savannah and January 1, 2007 for Gulf, all as set forth in Commission File No. 70-10080 (HCAR No. 35-27617, dated December 16, 2002) for Georgia, Commission File No. 70-10156 (HCAR No. 35-27773, dated December 18, 2003) for Gulf, Commission File No. 70-10082 (HCAR No. 35-27616, dated December 16, 2002) for Mississippi and Commission File No. 70-10081 (HCAR No. 35-27618, dated December 16, 2002) for Savannah (collectively, the "Short-Term Borrowings Orders").

             Effective immediately upon the date of the Commission's order in connection with this application, borrowings by Funding on behalf of Georgia, Gulf, Mississippi or Savannah, as applicable, pursuant to the order in connection herewith and the applicable Short-Term Borrowings Order must be aggregated and may not exceed the authority authorized in connection with the applicable Short-Term Borrowings Order. Thus, at all times when the order in connection with this application is in effect, Georgia, Gulf, Mississippi and Savannah will have short-term borrowings authorization in an amount not to exceed $3.2 billion, $600 million, $500 million and $120 million aggregate principal amount, respectively.

              In addition, Alabama or Georgia, or both of them jointly and severally, may guarantee any such loan by Funding to SEGCO. The amount of any such guarantees by Georgia will not exceed $150 million at any one time outstanding. Either Alabama or Georgia also may re-lend the proceeds of any borrowing by it from Funding to SEGCO on the same terms; Georgia hereby requests authority to make any such loans.

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         Southern will not issue any guarantees under authority of this proceeding.

         The proceeds from the proposed borrowings by the Operating Companies will be used for general corporate purposes, including the financing in part of their respective construction programs. None of such proceeds will be used by the Operating Companies, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO").

              With respect to the transactions for which approval is sought herein, Georgia, Gulf, Mississippi and Savannah, for themselves and on behalf of Funding, hereby request authority to file certificates of notification under Rule 24 on a quarterly basis (within 60 days following the close of each calendar quarter).

             Each Operating Company represents that, through the Authorization Period, it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent. Funding will not issue any securities on behalf of an Operating Company (other than commercial paper with a maturity of one year or less) pursuant to this Application or Declaration, unless upon original issuance thereof: (i) the securities, if rated, are rated at least investment grade, (ii) all outstanding securities of the Operating Company on whose behalf the borrowing will be made that are rated are rated investment grade, and (iii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Gulf requests that Funding be permitted to issue a security on Gulf's behalf that does not satisfy the foregoing condition if the requirements of Rule 52(a)(i) and Rule 52(a)(iii) are met and the issue and sale of the security have been expressly authorized by the Florida Public Service Commission. The applicant-declarants request that Funding


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be permitted to issue a security on behalf of Alabama and SEGCO that does not satisfy the foregoing condition if the requirements of Rule 52(a)(i) and Rule 52(a)(iii) are met and the issue and sale of the security have been expressly authorized by the Alabama Public Service Commission. The applicant-declarants hereby request that the Commission reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

Item 2. Fees, Commissions and Expenses.

              The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) are estimated not to exceed $15,000.

Item 3. Applicable Statutory Provisions.

              The issuance and sale by Funding of its commercial paper are subject to Sections 6(a) and 7 of the Act, except to the extent exempted by the first sentence of Section 6(b). The issuance by Georgia, Gulf, Mississippi and Savannah of their respective promissory notes to Funding is subject to Sections 6(a) and 7 of the Act, except to the extent exempted under the first sentence of
Section 6(b), and the acquisition by Funding of such notes of Georgia, Gulf, Mississippi and Savannah is subject to Sections 9(a) and 10 of the Act. The guarantee by Georgia of any loan by Funding to SEGCO as described herein is subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder. The loan by Georgia to SEGCO of proceeds of any borrowing by Georgia from Funding is subject to Sections 6(a), 7 and 12(b) of the Act, except to the extent exempted by the first sentence of Section 6(b), and Rule 45 under the Act. No authorization by the Commission is required for any other transaction described herein (although Gulf receives orders from the Florida Public Service Commission for financings, Gulf is not exempted pursuant to Rule 52 of the Act because Gulf is incorporated in Maine); the transactions involving Alabama and SEGCO


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(including any guarantees by Alabama of loans by Funding to SEGCO) are exempted pursuant to Rule 52 under the Act because (1) the issuance of their notes or guarantees, as the case may be, as described herein will be solely for the purpose of financing the respective businesses of such public-utility subsidiary companies, (2) each such issuance will have been authorized by the Alabama Public Service Commission, the state commission of the state in which each company is organized and doing business, and (3) the interest rates and maturity rates of any note issued by SEGCO to Alabama, or by either SEGCO or Alabama to Funding, will be designed to parallel the effective cost of the related borrowing to the respective associate companies.

              Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

              Southern currently meets all of the conditions of Rule 53(a). At March 31, 2004, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $244 million, or approximately 4.57% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of March 31, 2004 ($5.336 billion).1

_________________________

1 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GMAOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's Application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $380 million as of March 31, 2004.



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              With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay). The Rule 53(c) Order allows Southern to invest 100% of its consolidated retained earnings in EWGs and FUCOs.

              In addition, Southern has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

Item 4.       Regulatory Approval.

              The proposed issuance by Gulf of its promissory note to Funding evidencing loans by Funding to Gulf has been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of securities by public utility companies operating in Florida. The transactions for which authorization is sought herein are not subject to the jurisdiction of any other state commission or of any federal commission other than the Commission.

Item 5.       Procedure.

              It is hereby requested that the Commission's order be issued as soon as the rules allow. The applicant-declarants hereby waive a recommended


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decision by a hearing officer or other responsible officer of the Commission, consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.       Exhibits and Financial Statements.

                (a)          Exhibits

                  B-1      - Form of Financial Services Agreement.*

                  B-2      - Form of commercial paper note.*

                  D        - Order of the Florida Public Service Commission
                             issued December 15, 2003 with respect to Gulf.

                  F-1      - Opinion of Troutman Sanders LLP, counsel for
                             Funding, Georgia and Savannah.*

                  F-2      - Opinion of Beggs & Lane, counsel for Gulf.*

                  F-3      - Opinion of Balch & Bingham LLP, counsel for
                             Mississippi.*

                  G        - Form of Notice.*

                  H        - Form of Dealer Agreement (Filed confidentially
                             pursuant to Rule 104).

                  I        - Projected Cash Flow Summary for years 2004-07
                             (Filed confidentially pursuant to Rule 104).

                  J        - Projected Capitalization for years 2004-07 (Filed
                             confidentially pursuant to Rule 104).

*    Previously filed.


                (b) Financial Statements.

                             Balance sheet of Georgia at March 31, 2004.
                             (Designated in Georgia's Form 10-Q for the quarter ended March 31, 2004, File No. 1-6468.)

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                             Statement of income of Georgia for the period ended
                             March 31, 2004. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 2004, File No. 1-6468.)

                             Balance sheet of Gulf at March 31, 2004.
                             (Designated in Gulf's Form 10-Q for the quarter ended March 31, 2004, File No. 0-2429.)

                             Statement of income of Gulf for the period ended March 31, 2004. (Designated in Gulf's Form 10-Q for the quarter ended March 31, 2004, File No. 0-2429.)

                             Balance sheet of Mississippi at March 31, 2004. (Designated in Mississippi's Form 10-Q for the quarter ended March 31, 2004, File No. 001-11229.)

                             Statement of income of Mississippi for the period ended March 31, 2004. (Designated in Mississippi's Form 10-Q for the quarter ended March 31, 2004, File No. 001-11229.)

                             Balance sheet of Savannah at March 31, 2004.
                             (Designated in Savannah's Form 10-Q for the quarter ended March 31, 2004, File No. 1-5072.)

                             Statement of income of Savannah for the period ended March 31, 2004. (Designated in Savannah's Form 10-Q for the quarter ended March 31, 2004, File No. 1-5072.)

                             Balance sheet of Funding at December 31, 2003. (Designated in Southern's U5S for the year ended December 31, 2003, File No. 070-10203.)

                             Statement of income of Funding for the period ending December 31, 2003. (Designated in Southern's U5S for the year ended December 31, 2003, File No. 070-10203.)

              Since March 31, 2004, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Georgia, Gulf, Mississippi, Savannah or Funding from that set forth in or contemplated by the foregoing financial statements.

Item 7.       Information as to Environmental Effects.

              (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the Operating


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Companies' businesses. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
              (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



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                                   SIGNATURES
              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  June 30, 2004                                GEORGIA POWER COMPANY


                                                     By: /s/Wayne Boston
                                                           Wayne Boston
                                                           Assistant Secretary


                                                     GULF POWER COMPANY

                                                     By: /s/Wayne Boston
                                                           Wayne Boston
                                                           Assistant Secretary


                                                     MISSISSIPPI POWER COMPANY

                                                     By: /s/Wayne Boston
                                                           Wayne Boston
                                                           Assistant Secretary


                                                     SAVANNAH ELECTRIC AND POWER
                                                     COMPANY

                                                     By: /s/Wayne Boston
                                                           Wayne Boston
                                                           Assistant Secretary


                                                     SOUTHERN COMPANY FUNDING
                                                     CORPORATION

                                                     By: /s/Samuel H. Dabbs
                                                           Samuel H. Dabbs
                                                           Corporate Secretary


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